April 25, 2011

VIA EDGAR

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 36 to the Registration Statement Filed on April 15, 2011
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to certain additional comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with Jim O’Connor, U.S. Counsel for Aberdeen Asset Management Inc., today.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for the Aberdeen Emerging Markets Debt Local Currency Fund and the Aberdeen Global High Yield Bond Fund (each a “Fund” and collectively, the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:    In each Fund’s fee and expense table, please move the location of footnote 1 from the “Annual Fund Operating Expenses” line item to the “Other Expenses” line item.  In addition, pursuant to Instruction 6(a) to Item 3 of Form N-1A, please correct the narrative in footnote 1 to read as follows: “’Other Expenses’ are based on estimated amounts for the current fiscal year.”

Response:     The above-referenced change has been made.

Comment No. 2:    In the “Additional Information about Investments, Investment Techniques and Risks” section, pursuant to Item 9(c) of Form N-1A, please add non-diversified fund risk to the table of additional investments and risks for Aberdeen Emerging Markets Debt Local Currency Fund, and add non-diversified risk disclosure to the supplemental risk disclosure following the table.

Response:     The above-referenced change has been made.

The above-referenced Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770 or Jim O’Connor at (215) 405-5713.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar
Vice President
Aberdeen Funds

cc:	Rose F. DiMartino, Willkie Farr & Gallagher LLP
Jim O’Connor, Aberdeen Asset Management Inc.